UNITED STATES OF AMERICA
BEFORE THE SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

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IN THE MATTER OF
NATIONAL FUEL GAS COMPANY,                           12th CERTIFICATE
SENECA INDEPENDENCE PIPELINE COMPANY,                PURSUANT TO RULE 24
NIAGARA INDEPENDENCE MARKETING COMPANY,
ET AL.
FILE NO. 70-9117
(Public Utility Holding Company Act of 1935)

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            This is to certify, pursuant to Rule 24 under the Public Utility Holding Company Act of 1935, as amended, that the transactions referred to below have been carried out in accordance with the terms and conditions of and for the purpose represented by the Declarations of National Fuel Gas Company (“National”), Seneca Independence Pipeline Company (“Seneca”), and Niagara Independence Marketing Company (“Niagara”), et al., as amended, in the above file and pursuant to the Order, dated March 13, 1998, of the Securities and Exchange Commission with respect thereto (“Order”).

            The following exhibits are attached to and made a part of this Certificate:

        Exhibit A - Income Statement of Seneca for the quarter ended December
                    31, 2000 (Confidential Treatment Requested Pursuant to Rule
                    104(b)).

        Exhibit B - Balance Sheet of Seneca as of December 31, 2000
                    (Confidential Treatment Requested Pursuant to Rule 104(b)).

        Exhibit C - Income Statement of Niagara for the quarter ended December
                    31, 2000 (Confidential Treatment Requested Pursuant to Rule
                    104(b)).

        Exhibit D - Balance Sheet of Niagara as of December 31, 2000
                   (Confidential Treatment Requested Pursuant to Rule 104(b)).

        Exhibit E - Seneca’s Allocated Share of the Profits/Losses of
                    Independence Pipeline Company for the quarter ended December
                    31, 2000 (Confidential Treatment Requested Pursuant to Rule
                    104(b)).

        Exhibit F - Niagara’s Allocated Share of the Profits/Losses of
                    DirectLink Gas Marketing Company for the quarter ended
                    December 31, 2000 (Confidential Treatment Requested Pursuant
                    to Rule 104(b)).

            IN WITNESS WHEREOF, the undersigned companies have caused this Certificate to be executed as of this 16th day of February, 2001.

                                        NATIONAL FUEL GAS COMPANY

                                        By:  /s/ James R. Peterson
                                           ------------------------------------
                                           J. R. Peterson
                                           Assistant Secretary

                                        SENECA INDEPENDENCE PIPELINE
                                        COMPANY

                                        By:  /s/ W. E. DeForest
                                           ------------------------------------
                                           W. E. DeForest
                                           President, Secretary and Treasurer

                                        NIAGARA INDEPENDENCE MARKETING
                                        COMPANY

                                        By:  /s/ W. M. Petmecky
                                           ------------------------------------
                                           W. M. Petmecky
                                           Secretary